ITEM 77Q(a) ? COPIES OF ALL
MATERIAL AMENDMENTS TO
THE REGISTRANT?S CHARTER
OR BY-LAWS





AMENDMENT #2
TO THE BY-LAWS
OF
FEDERATED MANAGED POOL SERIES
Effective June 1, 2013
	Strike Section 5.  Powers of Executive
Committee from ARTICLE III - POWERS AND
DUTIES OF THE EXECUTIVE AND OTHER
COMMITTEES and replace with the following:

	Section 5.  Powers of Executive Committee.
During the intervals between the Meetings of the Trustees, the Executive Committee, except as limited by the By-Laws of the Trust or by specific directions of the Trustees, shall possess and may exercise all the powers of the Trustees in the management and direction of the business and conduct of the affairs of the Trust in such manner as the Executive
Committee shall deem to be in the best interests of the Trust, and shall have power to authorize the Seal of the Trust (if there is one) to be affixed to all instruments and documents requiring the same.
Notwithstanding the foregoing, the Executive
Committee shall not have the power to elect or remove Trustees, increase or decrease the number of Trustees, elect or remove any Officer, issue shares or recommend to shareholders any action requiring shareholder approval.

	Insert the following into ARTICLE VIII,
AGREEMENTS, CHECKS, DRAFTS,
ENDORSEMENTS, ETC. and renumber the
remaining sections accordingly:
	Section 2.  Delegation of Authority Relating
to Dividends.  The Trustees or the Executive
Committee may delegate to any Officer or Agent of the Trust the ability to authorize the payment of dividends and the ability to fix the amount and other terms of a dividend regardless of whether or not such dividend has previously been authorized by the Trustees.

	The title of ARTICLE VIII is deleted and replaced as follows: ?AGREEMENTS, CERTAIN
DELEGATION, CHECKS, DRAFTS,
ENDORSEMENTS, ETC.?